Exhibit 99.2

RED WHITE & BLOOM BRANDS INC. Security Class : Common Shares FORM OF PROXY Annual General Meeting to be held on Wednesday, January 26, 2022 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof . If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) . If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc . ), then all those registered should sign this proxy . If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy . This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf . If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose . This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof . This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 11 : 00 am, Pacific Standard Time, on Monday January 24 , 2022 , or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting . VOTING METHODS National Securities Administrators Ltd. 702 – 777 Hornby Street Vancouver, BC V6Z 1S4 MAIL or HAND DELIVERY 604 - 559 - 8908 FACSIMILE – 24 Hours a Day proxy@transferagent.ca EMAIL As listed on Form of Proxy or Voter Information Card ONLINE If you vote by FAX, EMAIL or On - Line, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail, fax or by email are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

RED WHITE & BLOOM BRANDS INC. Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominee listed herein. OR I/We, being holder(s) of RED WHITE & BLOOM BRANDS INC. hereby appoint: Brad Rogers, Chief Executive Officer and a Director , or, failing him, Johannes (Theo) van der Linde, Director as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of RED WHITE & BLOOM BRANDS INC . to be held at Suite 810 , 789 West Pender Street, Vancouver, BC on January 26 , 2022 at 11 : 00 am, Pacific Standard Time, and at any adjournment or postponement thereof . VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Against ප For ප 1. Number of Directors The number of Directors shall be set to 6 (six); Withheld For 2. Election of Directors ප ප i) BRAD ROGERS ප ප ii) JOHANNES (THEO) VAN DER LINDE ප ප iii) MICHAEL MARCHESE ප ප iv) WILLIAM DAWSON ප ප v) BRENDAN PURDY ප ප vi) RYAN COSTELLO Withheld For 3. Appointment of Auditor To appoint Macias Gini & O’Connell LLP as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration; ප ප 4. Other Matters To transact such other business that may be brought properly before the Meeting and any adjournment or postponement of the Meeting. For Against ප ප Signature(s) Print Name(s) & Signing Capacity(ies), if applicable Date (MM - DD - YY) THIS PROXY MUST BE DATED Authorized Signature(s) – This section must be completed for your instructions to be executed . I/We authorize you to act in accordance with my/our instructions set out above . I/We hereby revoke any proxy previously given with respect to the Meeting . If no voting instructions are indicated above, this Proxy will be voted as recommended by Management .